

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 9, 2009

Mr. Ara Zartarian
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

>   **Re: Marani Brands, Inc.**
>   **Form 10-KSB for the Year Ended June 30, 2008**
>   **Filed October 14, 2008**
>   **Response Letter Dated March 24, 2009**
>   **File No. 333-123176**

Dear Mr. Zartarian:

   We have reviewed your response and have the following comments. Where indicated, we think you should revise you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1.   Please include an explanatory note after your cover page that provides a brief description of the reasons for the amended filing, references of the applicable amended Item numbers and whether the amendment updates any other information presented in the annual report as originally filed.

2.   We also remind you to update and include managements' certifications in Exhibits 31 and 32 in your revised filing.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 12

3.   Please revise the amounts presented in your MD&A to reconcile with the restated amounts in your consolidated financial statements. In this regard, we note the table presenting information about your cash flows does not reconcile with the information on page F-5.

Consolidated Balance Sheet, page F-2

4.   Please provide a balance sheet as of June 30, 2007. Refer to Rule 8-02 of Regulation S-X for additional guidance.

Consolidated Statements of Operations, page F-3

5.   For purposes of computing earnings per share in a reverse recapitalization transaction, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company to the operating entity. For the period from the date of the recapitalization to the end of the most recent fiscal year, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of the combined entity outstanding during that period. Please tell us how you calculated earnings per share for each period presented. In addition, expand your earnings per share policy footnote on page F-8 to discuss the impact the recapitalization has on your computation of weighted average number of shares outstanding for each of the periods presented.

6.   It appears that the consolidated statements of operations and cash flows for fiscal 2007 were not changed in your amended Form 10-K. Please confirm to us the fiscal 2007 results of operations and cash flows pertain to MEI, the operating entity and accounting acquirer.

7.   You should present share based payments within line items that include cash payments. See SAB Topic 14:F.

Consolidated Statements of Cash Flows, page F-5

8.   To the extent the 43,138,825 shares issued for direct offering costs was a non-cash financing activity, you should disclose this non-cash financing activity in your consolidated financial statements. See paragraph 32 of SFAS No. 95.

Note 1-Organization, Business & Operations, page F-6

9.   Please try to characterize the merger between Marani Brands, Inc. and MEI consistently throughout the filing. We note you use the terms forward merger, reverse merger, recapitalization and as-is pooling in your response.

Note 4-Merger, page F-12

10.   Please also disclose the simultaneous sale of FFB Australia to your former CEO, the carrying amount of the major asset and liability classes, the amount of consideration received and gain or loss recorded, as applicable. See paragraph 47 of SFAS No. 144.

Item 8.A(T). Controls and Procedures, page 19

11.   We note your responses to comments one, four and five of our letter dated February 19, 2009, in which you acknowledge that (1) should have applied reverse merger accounting rather that purchase method accounting in accounting for the April 2008 transaction; (2) you used the wrong date of your evaluation of disclosure controls and procedures; and (3) you inadvertently omitted your assessment of internal controls over financial reporting. Please tell us how you considered these acknowledgements in determining your conclusions on the effectiveness of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) under Items 307 and 308(a) of Regulation S-K, respectively. If you continue to conclude that your DC&P and ICFR are effective, describe to us those factors that support your conclusion as well as how those factors enabled you to maintain the definitions of DC&P and ICFR as set forth in Rules 13a-15(e) and (f). Otherwise, please disclose management's revised conclusions on the effectiveness of your DC&P and ICFR as of the end of the fiscal year and any remediation plans that have or will be initiated, as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant